

July 22, 2014

<u>Via E-mail</u>:
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

> **Re:** **Virtual Sourcing, Inc.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-194254**

Dear Mr. Faraone:

We have reviewed the amendment to your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment two in our letter dated May 13, 2014. Please describe how you will be able to initially pay to lease the machinery from your licensor when you currently have $276 in cash, no other current assets, and no source of revenue.

<u>Summary page 3</u>

2. Please disclose here that neither you nor Allied currently have contracts or agreements to purchase fiberglass waste, purchase concrete, manufacture or produce your proposed products, or distribute your proposed products.

3. Supplementally, please explain why FINRA "approved" your name change.

<u>Risk Factors, page 6</u>
<u>The Company depends on a limited number of suppliers…, page 11</u>

4. Please disclose that you have no suppliers.

<u>Plan of Distribution, page 22</u>

5. Please disclose whether American Fiber Green Products, Inc. will benefit from or otherwise play a role in this offering. We note that the Service Agreement between Allied Recycling Corp. and American Fiber Green Products, Inc. includes Allied acting

as an agent for capital raising for American Fiber. Supplementally, please explain this provision of exhibit 10.7.

Description of Business, page 27
Products, page 28

6.   We note that your response to comment 13 in our letter dated May 13, 2014 does not discuss the timeline for *each* proposed "non-structural product" as was requested. In your next filing, please discuss the timeline for each specific non-structural product you plan to produce and disclose the approximate quantity of each that will be manufactured during your initial production phase.

7.   We note that you received loads of waste, including mine blocks in April. Please disclose where these mine blocks have been stored since their reception.

8.   Please disclose that you currently have no agreements in place with the manufacturer of fiberglass strands or the concrete manufacturer in West Virginia.

9.   Please explain why you believe that manufacturing will begin by approximately the end of July 2014 or the beginning of August 2014 in light of the fact that you have no raw materials, no manufacturing capacity and no agreements to acquire these materials and processes.

10.   Please disclosed the terms of the roll-off waste containers order and their testing in light of the fact that you have $276 in cash.

Patents and Trademarks

11.   Please explain why the patented technology is important to your business in light of the disclosure on page 29 that the down chute waste that you intend to acquire from manufactures does not require the use of any patented technology.

Management's Discussion and Analysis of Plan of Operation, page 33
For the Nine Months Ended March 31, 2014 Compared to the Nine Months Ended March 31, 2014, page 33

12.   Please file the consulting contract as an exhibit.

Continuing Plan of Operations (0-12 months), page 35

13.   Please clarify the statement that if you do not raise the $750,000 necessary to, among other things, hire a third party manufacturer, you will be required to hire third parties to manufacture your goods.

14.   We note your revised disclosure in response to comment 24 in our letter dated May 13, 2014. Please include a tabular presentation of your plan of operations for the next 12 months identifying the steps, the timeframe and the needed capital to achieve the various milestones noted in your disclosure. Please be as specific as possible.

15.   Please disclose how many employees will be required to manufacture 50,000 pounds of waste per day.

Executive Compensation, page 38

16.   Compensation paid by the subsidiary to executives of the parent company must be included in the parent's executive compensation table if such payments are paid directly by the subsidiary.

Financial Statements for the Year Ended June 30, 2013
Note 7. Subsequent Events, page F-18

17.   We have reviewed your response to prior comment six from our letter dated May 13, 2014. We note that you now disclose the date through which subsequent events have been evaluated. As we previously requested, please revise your disclosure here and on page F-7 to also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Exhibit 23.1 - Consent

18.   We note that your auditor has consented to the inclusion of their report dated January 31, 2014 with respect to your financial statements for the years ended June 30, 2013 and 2012. Please make arrangements with your auditor to have them provide a revised consent in an amendment to the Form S-1 which refers to their report dated January 31, 2014, except for the last paragraph of Note 7 as to which the date is June 30, 2014.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Kenneth Bart (Via E-mail)
        Bart and Associates LLC